

June 6, 2011

Via Facsimile and U.S. Mail

Mr. G. Richard Smith
President
Sunridge International, Inc.
16857 E. Saguaro Blvd.
Fountain Hills, AZ 85268

> **Re:** **Sunridge International, Inc.**
> **Form 10-K for fiscal year ended June 30, 2010**
> **Filed November 15, 2010**
> **Form 10-K/A#2 for fiscal year ended June 30, 2010**
> **File No. 1-31669**

Dear Mr. Smith:

We have reviewed your response letter dated May 13, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A#2 filed May 20, 2011

Note 9 – Commitments and Contingencies, page 29

1.   We note your response to prior comment 5. You state in your response that you do not believe it is probable a liability had been incurred at the date of the financial statements. However, your revised disclosures state that you believe that it is reasonably possible that no loss has been incurred. Please revise your disclosure in future filings to remove the language regarding whether a loss is "reasonably possible" and instead provide disclosures that are consistent with FASB ASC 450. For example, if true, you could

revise to include disclosure consistent with your response whereby you state that you do not believe it is probable a liability had been incurred.

2.   We note your response to prior comment 6. Please provide us with a full quantitative and qualitative analysis materiality of the amounts utilizing the guidance in SAB 99. In addition, please confirm that you have recorded the liability and related expense in your current financial statements or otherwise explain to us why you believe immateriality of an amount is an adequate basis for not recording the liability to comply with provisions of section 450-20-50 of the FASB Accounting Standards Codification.

You may contact David Burton, Staff Accountant at (202) 551-3626 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief